FOR IMMEDIATE RELEASE: July 11, 2011	PR 11-17

Atna Options to Sell Three Canadian Properties

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to report that it has signed Options Agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia.  Mindat Research, a private British Columbia Corporation, is the purchaser.

Atna has now sold, optioned or joint ventured all of its non-core exploration property positions, with the exception of approximately 850,000 acres of remaining fee mineral rights in Montana, which are still being marketed.  Our portfolio of six optioned properties is expected to return over $2.0 million dollars in option payment value over the next four years.

“The resulting royalties from the Option Agreements continue to build Atna’s portfolio of mineral royalty interests. In addition, Atna is being carried at no expense on its three exploration joint venture properties, allowing the company to focus its efforts and financial resources on advancing our core development and gold production properties," states James Hesketh, President & CEO.

The Wolf property is located in the Pelly Mountains of southeastern Yukon.  The property is currently held as a joint venture with Atna controlling 65.58 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.42 percent.  Mindat will make option payments totaling US$1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2.0 percent Net Smelter Return Royalty (“NSR”) position that will be allocated to their respective accounts.

The Ecstall property is located in the Skeena Mining District of British Columbia. Atna expects to receive a total of $600,000 in payments over the next four years and shall retain a NSR of between 0.5 percent to 1.0 percent depending on underlying royalty structures.

The White Bull property is located in the Cassiar Mountains of British Columbia in the Laird Mining Division.  Atna will receive a total of US$100,000 in payments over the next four years and shall retain a one percent NSR interest.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to its optioned exploration properties, exploration joint ventures and royalty positions. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com